[PEAPACK-GLADSTONE FINANCIAL CORP. LETTERHEAD]

September 10, 2012

VIA EDGAR/US MAIL/FACSIMILE

United States Securities & Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-5546

Attention: Sharon Blume, Assistant Chief Accountant

Re:	Peapack-Gladstone Financial Corp. Form 10-K for the Fiscal Year Ended December 31, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2012 File No. 001-16197

Dear Ms. Blume,

We are in receipt of your letter dated August 7, 2012, containing comments to the Annual Report on Form 10-K for the year ended December 31, 2011 and to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 of Peapack-Gladstone Financial Corporation (the “Corporation”). Set forth below is our response to each of the numbered comments in your letter.

1.	SEC Comment: We note your disclosure on page six that the Corporation maintains its conservative underwriting standards at the time of origination and continues its diligence in managing the loan portfolio. However, we are unable to locate a complete discussion of your underwriting policies and procedures for each loan category. Please revise future filings to provide this information. Discuss documentation requirements, loan to value ratios, FICO scores and all other significant criteria considered in deciding to underwrite a loan. Discuss whether or not variable rate loans are underwritten at the fully indexed rate and, if not, how you capture the associated risk in the underwriting process. To the extent your underwriting policies and procedures have changed between periods, discuss the changes and ensure that your revisions address all types of loans that you hold at each balance sheet date.

Response: Future filings will include the following discussion regarding our material loan portfolios:

Primary Residential Mortgages. The Bank originates one to four family residential mortgage loans within or around its primary geographic market area. When reviewing residential mortgage loan applications, the Bank obtains detailed verifiable information regarding income, assets and indebtedness, a credit report, and an independent appraisal of the property to be mortgaged. The Bank makes residential mortgage loans up to 80%

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of the appraised value and up to 95% with private mortgage insurance. The Bank uses lower loan-to-value ratios for large loans and loans on either second (vacation) homes or investment properties. The Bank’s underwriting guidelines include (i) minimum credit report scores of 680 and (ii) a maximum debt to income ratio of 40% if the loan to value is 70% or higher and 45% if the loan to value is less than 70%. Variable rate residential mortgage loans are underwritten using the higher of the fully indexed rate or the note rate plus 200 basis points for 3/1 and 5/1 ARMS and the higher of the fully indexed rate or the note rate for 7/1 and 10/1 ARMS. Interest-only ARMS are underwritten using the same rate guidelines, but based on fully-amortizing payments. The Bank may consider an exception to any guideline if the remaining characteristics of the application are sufficiently strong to compensate. The Bank generally retains in its portfolio residential mortgage loans with adjustable rate features and/or shorter maturities while loans with fixed interest rates and/or longer maturities are generally sold to third party financial institutions. The Bank does not originate, purchase or carry any sub-prime mortgage loans.

Primary risk characteristics associated with residential mortgage loans typically involve major living or lifestyle changes to the borrower, including unemployment or other loss of income; unexpected significant expenses, such as for major medical issues or catastrophic events; divorce or death. In addition, residential mortgage loans that have adjustable rates could expose the borrower to higher debt service requirements in a rising interest rate environment. Further, real estate value could drop significantly and cause the value of the property to fall below the loan amount, creating additional potential exposure for the Bank.

Bank management believes that the underwriting guidelines previously described addresses the primary risk characteristics. Further, the Bank has dedicated staff and system resources to monitor and collect on any potentially problematic residential mortgage loans.

Home Equity Lines of Credit. The Bank provides revolving lines of credit collateralized by one to four family residences within or around its primary geographic market. When reviewing residential mortgage loan applications, the Bank obtains detailed verifiable information regarding income, assets and indebtedness, a credit report, and an independent appraisal of the property to be mortgaged. For home equity lines of credit, the Bank utilizes the same underwriting standards as for primary residential mortgages, except variable rate home equity lines of credit are underwritten using the rate floor (currently 3.50%) plus 200 basis points.

Primary risk characteristics associated with home equity lines of credit typically involve major living or lifestyle changes to the borrower, including unemployment or other loss of income; unexpected significant expenses, such as for major medical issues or

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catastrophic events; divorce or death. In addition, home equity lines of credit typically are made with variable or floating interest rates, such as the Prime Rate, which could expose the borrower to higher debt service requirements in a rising interest rate environment. Further, real estate value could drop significantly and cause the value of the property to fall below the loan amount, creating additional potential exposure for the Bank.

Bank management believes that the underwriting guidelines previously described addresses the primary risk characteristics. Further, the Bank has dedicated staff and system resources to monitor and collect on any potentially problematic home equity lines of credit.

Junior Lien Loan on Residence. The Bank provides junior lien loans (“JLL”) against one to four family properties within or around its primary geographic market area. Junior liens loans can be either in the form of an amortizing home equity loan or a revolving home equity line of credit. These loans are subordinate to a first mortgage which may be from another lending institution. The Bank will require that the mortgage securing the JLL be no more junior than a second lien position. The Bank will evaluate these applications in the same manner as it underwrites primary residential mortgages. The combined first mortgage and junior lien loan must be no more than 80% of the appraised value of the property when the combined debt is less than or equal to $800,000. For JLL amounts where the combined debt exceeds $800,000, the maximum LTV ratio is 65%.

Primary risk characteristics associated with junior lien loans typically involve major living or lifestyle changes to the borrower, including unemployment or other loss of income; unexpected significant expenses, such as for major medical issues or catastrophic events; divorce or death. Further, real estate value could drop significantly and cause the value of the property to fall below the loan amount, creating additional potential exposure for the Bank.

Bank management believes that the underwriting guidelines previously described addresses the primary risk characteristics. Further, the Bank has dedicated staff and system resources to monitor and collect on any potentially problematic junior lien loans.

Multifamily and Commercial Real Estate Loans. The Bank provides mortgage loans for multifamily properties (i.e. buildings which have five or more residential units) and other commercial real estate that is either owner occupied or managed as an investment property. Commercial real estate properties primarily include office and medical buildings, retail space, and warehouse or flex space. Some properties are considered “mixed use” as they are a combination of building types, such as an apartment building that may have also have retail space. In these cases the Bank determines which component provides the majority of the rental income for the property and utilizes that component for the loan classification.

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The terms and conditions of all commercial mortgage loans are tailored to the specific attributes of the borrower, the property or project, and any guarantors. In the case of multifamily and investment commercial real estate properties, the Bank reviews, among other things, the nature of and diversity of the underlying tenants and leases, the resources and experience of the sponsor, and the condition and location of the subject property. With an owner occupied property, a detailed credit assessment is also made of the operating business. While the Bank’s policy allows loan to value ratios of up to 80% of an appraised value, the majority of the loans are originated at loan to value ratios of 70% or lower. Commercial real estate loans are generally made on a fixed rate basis with periodic rate resets every five, seven or ten years over an underlying market index. The Bank requires an independent appraisal, a property conditions assessment from an engineering firm, and appropriate environmental due diligence.

Multifamily and commercial real estate loans are expected to be repaid from the cash flow of the underlying property so the collective amount of rents must be sufficient to cover all operating expenses, property management and maintenance, taxes and debt service. In underwriting a commercial real estate loan, the Bank evaluates the property’s historical operating income as well as its projected sustainability and generally requires a minimum debt service coverage ratio that provides for an adequate cushion for unexpected or uncertain future events such as the potential impact of changes in interest rates, vacancy levels and lease rates. The Bank’s credit analysis includes stress testing each commercial mortgage loan for interest rate increases of at least 200 basis points (on variable rate loans or for rate reset dates on fixed rate loans) as well as adverse changes in vacancy rates and rent levels.

The primary risk characteristics are increases in vacancy rates, interest rates or other changes in general economic conditions that can all have an impact on the borrower and their ability to repay the loan. Commercial real estate loans are generally considered to have a higher degree of credit risk than multifamily loans as they may be dependent on the ongoing success and operating viability of a fewer number of tenants who are occupying the property and who may have a greater degree of exposure to economic conditions. To mitigate this risk, the Bank will generally require a standby assignment of leases, greater direct recourse to the owners, and/or a risk appropriate interest rate and loan structure.

Bank management believes that the underwriting guidelines previously described addresses the primary risk characteristics. Further, the Bank has dedicated staff and system resources to monitor and collect on any potentially problematic multifamily and commercial real estate loans.

Commercial and Industrial Loans. The Bank provides lines of credit and term loans to

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operating companies for business purposes. The loans are generally secured by business assets such as accounts receivable, inventory and equipment. When underwriting business loans, among other things, the bank evaluates the historical profitability and debt servicing capacity of the borrowing entity and the financial resources and character of the principal owners and guarantors. When underwriting commercial and industrial loans, the Bank will evaluate the potential impact of higher interest rates of at least 200 basis points.

Commercial and industrial loans are typically repaid first by the cash flow generated by the borrower’s business operation. The primary risk characteristics are specific to the underlying business and its ability to generate sustainable profitability and resulting positive cash flow. Factors that may influence a business’s profitability include, but are not limited to, demand for its products or services, quality and depth of management, degree of competition, regulatory changes, and general economic conditions. Commercial and industrial loans are generally secured by business assets; however, the ability of the Bank to foreclose and realize sufficient value from the assets is often highly uncertain.

To mitigate the risk characteristics of commercial and industrial loans, the Bank may include financial covenants and/or require more frequent reporting requirements from the borrower in order to better monitor its business performance.

Bank management believes that the underwriting guidelines previously described addresses the primary risk characteristics. Further, the Bank has dedicated staff and system resources to monitor and collect on any potentially problematic commercial and industrial loans.

Commercial Construction. The Bank has substantially wound down its commercial construction lending activity since 2008. New construction loans are considered only to experienced and reputable local builders and developers that have the capital and liquidity to carry a project to completion and stabilization and for projects that are supported by either a permanent take-out or acceptable executed leases or sales contracts. When evaluating a construction loan request, the Bank will also review the construction plans and drawings, costs estimates from architects, and an independent appraisal. Construction loans typically have a 12-24 month period of interest only and a maximum 70% LTV ratio. Construction loans are considered riskier than commercial financing on improved and established commercial real estate. The risk of potential loss increases if the original cost estimates or time to complete are significantly off.

Bank management believes that the underwriting guidelines previously described addresses the primary risk characteristics. Further, the Bank has dedicated staff and system resources to monitor and collect on any potentially problematic commercial construction loans.

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2.	SEC Comment: Please revise future filings to disclose how you determine that future payments are reasonably assured in order to return a nonaccrual loan to accrual status. Specifically disclose if a borrower needs to make a certain number of monthly payments before returning a loan to accrual status.

Response: We will revise future filings as follows:

A nonaccrual loan is returned to accrual status only when interest and principal payments are brought current and future payments are reasonably assured, generally when the Bank receives contractual payments for a minimum of six consecutive months.

3.	SEC Comment: Please tell us and revise future filings to disclose the following information regarding your accounting policies for your troubled debt restructurings (TDR’s):

•    All factors you consider at the time a loan is restructured to determine whether the loan should accrue interest.

•    For your troubled debt restructurings that accrue interest at the time the loan is restructured, how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and that it is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms.

•    For your troubled debt restructurings that accrue interest at the time the loan is restructured, whether you have charged-off any portion of the loan. If you have, explain how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

•    How you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically, disclose how many payments the borrower needs to make before returning a loan to accrual status.

•    Describe any conditions that would cause you to remove a loan from TDR status.

Response: Future filings will be revised to include the following:

At the time a loan is restructured, the Bank performs a full re-underwriting analysis, which includes, at a minimum, obtaining current financial statements and tax returns, copies of all leases, and an updated independent appraisal of the property. A loan will continue to accrue interest if it can be reasonably determined that the borrower should be able to perform under the modified terms, that the loan has not been chronically

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delinquent (both to debt service and real estate taxes) or in nonaccrual status since its inception, and that there have been no charge-offs on the loan.

Restructured loans with previous charge-offs would not accrue interest at the time of the troubled debt restructuring.

At a minimum, six months of contractual payments would need to be made on a nonaccrual restructured loan before returning a loan to accrual status.

Generally, once a loan is classified as a TDR, the loan is reported as a TDR until the loan is paid in full, sold or charged-off. In limited circumstances, a loan may be removed from TDR status; for example, if the restructuring agreement specifies an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk and the loan is not impaired based on the terms specified by the restructuring agreement. For the periods ending December 31, 2011 and March 31, 2012, there were no loans removed from TDR status.

4.	SEC Comment: Please revise future filings to disclose your policy for recording payments received on nonaccrual financing receivables. Refer to ASC 310-10-50-6 (b).

Response: Future filings will be revised to disclose that the Corporation records payments received on nonaccrual financing receivables as principal payments.

5.	SEC Comment: We note your disclosure on page 67 regarding certain loans modified that did not meet the definition of a troubled debt restructuring. Please tell us and revise future filings to disclose how you determine a delay in payment is insignificant.

Response: We will revise the paragraph to indicate that the loans are modified as follows:

The modification of certain commercial loans involved changes in the terms for borrowers who either were not experiencing financial difficulty or where the change in terms did not result in a concession by the Bank. The Bank also provides residential mortgage modifications to be consistent with competitive market rates if the borrower has complied with all loan terms and the modified terms are consistent with the Bank’s guidelines for underwriting new residential mortgage loans. Modifications of residential mortgage loans for a borrower experiencing a temporary hardship may include a deferment of up to six months of loan payments which, in Management’s judgment, does not reflect a significant delay given that these loans typically have original maturities of 15 to 30 years.

6.	SEC Comment: We note your reference to accounting guidance on comprehensive income issued in June 2011 but not yet adopted. We also note that other accounting

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guidance, for example ASU 2011-04 Fair Value Measurement (Topic 820), was issued in 2011. Please confirm that there was no other guidance issued but not yet adopted whose impact on your financial position and results of operations was expected to be material at December 31, 2011 and revise your future filings if necessary. Refer to ASC 250-10-S99-5.

Response: There was no other guidance issued but not yet adopted by the Corporation whose impact was expected to be material. We adopted ASU 2011-04, Fair Value Measurement (Topic 820), in the first quarter of 2012 and it had no material impact on our financial position and results of operations, but we included the required disclosures.

7.	SEC Comment: Please revise future filings to describe the risk characteristics of each loan portfolio segment. Refer to ASC 310-10-50-11B (a) (2).

Response: Please see the discussion in the response to SEC Comment #1, a portion of which we will incorporate in Note 1 in the future.

8.	SEC Comment: Please revise your future filings to disclose how often you obtain updated appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as a primary basis of your valuation.

Response: Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by Management. Once received, a member of the Credit Department reviews the assumptions and approach utilized in the appraisal, as well as, the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics. Appraisals on all types of collateral dependent impaired loans and other real estate owned (consistent for all loan types) are obtained on an annual basis, unless a significant change in the market or other factors warrants a more frequent appraisal. On an annual basis, Management compares the actual selling price of any collateral that has been sold to the most recent appraised value to determine if any additional adjustment should be made to the appraisal value to arrive at fair value for other properties. The adjustment would be determined based on the nature of the underlying properties, aging of appraisal and other factors. For each collateral dependent impaired loan, we consider other factors, such as certain indices or other market information, as well as, property specific circumstances to determine if an

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adjustment to the appraised value is needed. In situations where there is evidence of change in value, the Bank will determine if there is need for an adjustment to the specific reserve on the collateral dependent impaired loans. When the Bank applies an interim adjustment, it generally shows the adjustment as an incremental specific reserve against the loan until it has received the full updated appraisal. As of June 30, 2012, all collateral-dependent impaired loans and other real estate owned valuations were supported by an appraisal less than 12 months old.

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We acknowledge that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any of our filings with the SEC; and (3) the Corporation may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

My direct phone number is 908-719-4308. If you cannot reach me, you can speak to our Comptroller, Mary Russell, at 908-719-4309.

Sincerely,

/s/ Jeffrey J. Carfora

Jeffrey J. Carfora
Executive Vice President,
Chief Financial Officer and
Chief Accounting Officer